



Evil Empire Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $40,000

Offering End Date: January 16, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Evil Empire Inc.

Founded: January 2, 1992

Address: 2510 Durant Ave
Berkeley, CA 94704

Industry: Hobby, Toy, and Game Retailers

Employees: 20

Website: https://www.gamesofberkeley.com/

Use of Funds Allocation:

If the maximum raise is met:

$38,200 (95.50%) – of the proceeds will go towards working capital- equipment & infrastructure expansion: 3D printer

$1,800 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,267 Followers





Business Metrics:

	FY21	FY22	YTD 8/31/2023
Total Assets	$670,247	$770,772	$726,659
Cash & Cash Equivalents	$176,730	$155,299	$83,474
Accounts Receivable	$0	$0	$0
Short-term Debt	$192,409	$207,558	$215,683
Long-term Debt	$710,323	$1,027,284	$947,578
Revenue	$1,923,787	$1,980,940	$1,438,889
Cost of Goods Sold	$897,589	$1,053,160	$618,820
Taxes	$0	$0	$0
Net Income	$111,692	-$192,082	$37,467

Recognition:

Evil Empire Inc. (DBA Games of Berkeley) has 43 years in the gaming industry with generational brand recognition and a strong reputation with gamers. They've won the East Bay Express "Best of the East Bay" Readers' Choice category of "Best Game Store" every year for more than a decade. As of June 2023, gaming event ticket sales for 2023 were $30,158.50- a 51.4% increase from 2022.

About:

Evil Empire Inc. (DBA Games of Berkeley) is dedicated to selling high-quality and entertaining board games, role-playing games, puzzles, and novelties to gamers of all ages. They provide a curated shopping experience with excellent recommendations tailored to each community member.

For more information, contact our Customer Support Team at support@thesmbx.com

